Exhibit 99.1

Exhibit 99.1 Itaú Corpbanca Announces First Quarter 2021 Management Discussion & Analysis Report SANTIAGO, Chile, April. 30, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the first quarter ended March 31, 2021. For the full MD&A Report, please refer to the following link: https://ir.itau.cl/files/doc_financials/2021/q1/Itaú-CorpBanca-1Q21-MD-A.pdf On Monday, May 3, 2021, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Participant registration: http://www.directeventreg.com/registration/event/5481859 Phone registration: +1 (800) 585-8367 or +1 (416) 621-4642 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 5481859#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/3082423/1F570BAEDC37DB152811C2F4C681D99B About Itaú Corpbanca ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.62% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters. The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process. As of March 31, 2021, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 9.8% market share. As of January 31, 2021, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and nineth in terms of total deposits, as reported under local regulatory and accounting principles. As the same date, its market share by loans reached 4.0%. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Management Discussion & Analysis 1Q21 ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

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CONTENTS Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary 17 Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 41 Managerial results - Breakdown for Colombia 31 Balance Sheet 47 Risk and Capital Management 49 Additional Information Complete Financial Statements Access here 54 Report of Independent Auditors

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Management Discussion & Analysis Management Discussion & Analysis

6 This report is based on Itaú Corpbanca reviewed financial statements for 1Q21, 4Q20 and 1Q20 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of March 31, 2021 of Ch$720.19 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report for the three months ended March 31, 2021 and 2020, for the three months ended December 31, 2020 and as of March 31, 2021 and 2020 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our managerial model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended March 31, 2021 and 2020, and for the three months ended December 31, 2020.

	In Ch$ million (except where indicated), end of period	1Q21	4Q20	1Q20	3M21	3M20
Results	Recurring Net Income	95,128	(124,132)	33,797	95,128	33,797
	Operating Revenues [1]	316,310	281,236	259,949	316,310	259,949
	Managerial Financial Margin	276,761	241,824	215,588	276,761	215,588
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	1.1%	-1.4%	0.4%	1.1%	0.4%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	21.5%	-27.3%	6.8%	21.5%	6.8%
	Recurring Return on Avg. assets (RoAA) [2]	1.1%	-1.4%	0.4%	1.1%	0.4%
	Recurring Return on Avg. equity (RoAE) [2,5]	16.4%	-20.9%	4.1%	16.4%	4.1%
	Risk Index (Loan loss allowances / Total loans)	4.0%	4.0%	3.4%	4.0%	3.4%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.5%	2.2%	2.8%	2.5%	2.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.3%	1.9%	2.5%	2.3%	2.5%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.6%	3.7%	4.2%	3.6%	4.2%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	159.1%	179.4%	119.8%	159.1%	119.8%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	49.8%	57.8%	59.8%	49.8%	59.8%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	62.1%	167.4%	88.9%	62.1%	88.9%
Balance Sheet	Total Assets	33,614,855	35,638,632	38,416,205		
	Gross Total Credit Portfolio	22,716,573	22,589,071	23,619,581		
	Total Deposits	16,655,391	17,630,470	17,975,542		
	Loan Portfolio / Total Deposits	136.39%	128.13%	131.40%		
	Shareholders Equity	2,320,111	2,315,411	3,246,016		
	Tangible Equity [4]	1,768,349	1,759,685	1,927,812		
Other	Headcount [7]	8,316	8,364	8,908		
	Chile	5,249	5,266	5,599		
	Colombia	3,067	3,098	3,309		
	Branches [8]	300	300	322		
	Chile	191	189	194		
	Colombia	109	111	128		
	ATM – Automated Teller Machines	531	533	555		
	Chile	406	408	413		
	Colombia	125	125	142		

Notes: **(1)** Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

	In Ch$ million (except where indicated), end of period	1Q21	4Q20	1Q20	3M21	3M20
Highlights	Total Outstanding shares (Thousands)	512,406.76	512,406.76	512,406.76	512,406.76	512,406.76
	Book Value per share (Ch$)	4.528	4.519	6.335	4.528	6.335
	Diluted Recurring Earnings per share (Ch$)	0.186	(0.242)	0.066	0.186	0.066
	Accounting Diluted Earnings per share (Ch$)	0.176	(0.369)	0.053	0.176	0.053
	Diluted Recurring Earnings per ADR (US$)	0.387	(0.511)	0.116	0.387	0.116
	Accounting Diluted Earnings per ADR (US$)	0.367	(0.779)	0.093	0.367	0.093
	Dividend (Ch$ million)	n.a.	n.a.	127,065	n.a.	127,065
	Dividend per share (Ch$)	n.a.	n.a.	0.2480	n.a.	0.2480
	Gross Dividend per ADS (US$)	n.a.	n.a.	0.4316	n.a.	0.4316
	Market capitalization (Ch$ billion)	1,414.24	1,224.65	1,137.03	1,414.24	1,137.03
	Market capitalization (US$ billion)	2.0	1.7	1.3	2.0	1.3
	Solvency Ratio - BIS Ratio [9]	13.24%	13.56%	12.18%	13.24%	12.18%
	Shareholders' equity / Total assets	6.90%	6.50%	8.45%	6.90%	8.45%
	Shareholders' equity / Total liabilities	7.43%	6.96%	9.25%	7.43%	9.25%
Indicators	Ch$ exchange rate for US$1.0	720.19	710.73	853.82	720.19	853.82
	COP exchange rate for Ch$1.0	0.1962	0.2078	0.2106	0.1962	0.2106
	Monetary Policy Interest Rate - Chile [10]	0.5%	0.5%	1.0%	0.5%	1.0%
	Monetary Policy Interest Rate - Colombia [10]	1.8%	1.8%	3.8%	1.8%	3.8%
	Quarterly UF variation - Chile [11]	1.1%	1.3%	1.0%	1.1%	1.0%
	Quarterly CPI variation - Chile	1.3%	0.9%	1.4%	1.3%	1.4%
	Quarterly CPI variation - Colombia	1.6%	0.2%	1.7%	1.6%	1.7%

Notes: **(9)** BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

Itaú Corpbanca

8

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$95,128 million in the first quarter of 2021 from an accounting net income of Ch$90,222 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	1Q21	4Q20	1Q20	3M21	3M20
Net Income Attributable to Shareholders (Accounting)	**90,222**	**(189,057)**	**27,130**	**90,222**	**27,130**
Non-Recurring Events	**4,906**	**64,925**	**6,667**	**4,906**	**6,667**
(a) Transaction Costs	0	(10)	56	0	56
(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,549	10,303	5,424	10,303
(c) Provisions, impairment and accelerated depreciation	1,296	72,681	-	1,296	-
(d) Other Contingencies	-	-	(698)	-	(698)
Tax Effects	(1,814)	(13,294)	(2,994)	(1,814)	(2,994)
Recurring Net Income Attributable to Shareholders (Managerial)	**95,128**	**(124,132)**	**33,797**	**95,128**	**33,797**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction cost: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to Remote First working model.

(d) Other Contingencies: Mainly due to contingencies related to the social unrest in Chile.

Itaú Corpbanca 9

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service (*"Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,792 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$179 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the first quarter of 2021, the Chilean peso appreciated 5.6% against the Colombian peso, compared to a depreciation of 1.6% in the previous quarter. In addition, the Chilean peso depreciated 1.3% against the U.S. dollar in the first quarter of 2021. Approximately 31% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 720.19	1.3% (1Q21/4Q20)	-15.7% (1Q21/1Q20)
Colombian peso Ch$ 0.1962	-5.6% (1Q21/4Q20)	-6.8% (1Q21/1Q20)

Itaú Corpbanca 10

Itaú Corpbanca Executive Summary Management Discussion & Analysis 11 Managerial Income Statement in Ch$ million 1Q21 in Ch$ million 1Q21 1 Interest Income 365,094 Operating Revenues 348,946 1 Interest Expense (137,260) 1 Managerial Financial Margin 296,786 Net Interest Income 227,834 Financial Margin with Clients 204,197 2 Fees and commission income 52,160 Financial Margin with the Market 92,589 4 Fees and commission expense (15,434) 2 Commissions and Fees 52,160 Net fee and commission income 36,726 3 Cost of Credit (39,385) 1 Total financial transactions, net 61,082 Provision for Loan Losses (54,357) 1 Other operating income 6,430 Recoveries from Loans written-off as losses 14,972 Total operating income 332,072 Credit Value Adjustment (or “CVA”; ratings and colla- terals effects) - 3 Provision for Loan Losses (54,357) 4 Non-interest Expenses (188,406) 3 Recoveries from loans written-off as losses 14,972 Personnel Expenses (72,236) Net operating income 292,687 Administrative Expenses (91,595) 4 Personnel expenses (72,236) Depreciation, Amortization and Impairment (24,575) 4 Administrative expenses (63,118) Income before Tax and Minority Interests 121,155 4 Depreciation and amortization (24,575) 5 Income tax expense (29,476) 4 Impairments - 6 Minority Interests in Subsidiaries (1,457) 4 Other operating expenses (13,043) Net Income attributable to Shareholders 90,222 Total operating expenses (172,972) Operating Income 119,715 1 Income from investments in other companies 1,440 Income before taxes 121,155 5 Income tax expense (29,476) Net Income 91,679 6 Minority interests (1,457) Net Income attributable to Shareholders 90,222 We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 1Q21 figures, it can be used to replicate any period:

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2021

In Ch$ million	Accounting	Managerial Reclas-sifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**348,946**	**(24,710)**	**(7,926)**	**0**	**316,310**
Managerial Financial Margin	296,786	(12,099)	(7,926)	0	276,761
Financial Margin with Clients	204,197	(8,646)	-	-	195,551
Financial Margin with the Market	92,589	(3,452)	(7,926)	0	81,211
Commissions and Fees	52,160	(12,611)	-	-	39,549
Cost of Credit	**(39,385)**	**590**	**-**	**-**	**(38,795)**
Provision for Loan Losses	(54,357)	1,856	-	-	(52,501)
Recovery of Loans Written Off as Losses	14,972	437	-	-	15,409
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(1,703)	-	-	(1,703)
Non-interest Expenses	**(188,406)**	**24,084**	**-**	**6,720**	**(157,602)**
Personnel Expenses	(72,236)	1,634	-	-	(70,602)
Administrative Expenses	(91,595)	14,912	-	1,057	(75,626)
Depreciation, Amortization and Impairment	(24,575)	7,538	-	5,663	(11,374)
Income before Tax and Minority Interests	**121,155**	**(36)**	**(7,926)**	**6,720**	**119,913**
Income Tax Expense	(29,476)	36	7,926	(1,815)	(23,328)
Minority Interests in Subsidiaries	(1,457)	-	-	-	(1,457)
Recurring Net Income	**90,222**	**-**	**-**	**4,906**	**95,128**

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2020

In Ch$ million	Accounting	Managerial Reclas-sifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**215,046**	**9,566**	**55,828**	**796**	**281,236**
Managerial Financial Margin	162,511	22,689	55,828	796	241,824
Financial Margin with Clients	207,182	(8,886)	-	823	199,120
Financial Margin with the Market	(44,671)	31,575	55,828	(28)	42,704
Commissions and Fees	52,535	(13,123)	-	-	39,412
Cost of Credit	**(244,427)**	**(63,986)**	**-**	**-**	**(308,413)**
Provision for Loan Losses	(261,878)	(57,180)	-	-	(319,058)
Recovery of Loans Written Off as Losses	17,451	1,163	-	-	18,614
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(7,970)	-	-	(7,970)
Non-interest Expenses	**(295,859)**	**55,385**	**-**	**77,982**	**(162,491)**
Personnel Expenses	(64,379)	847	-	-	(63,532)
Administrative Expenses	(146,672)	45,570	-	13,799	(87,303)
Depreciation, Amortization and Impairment	(84,808)	8,968	-	64,183	(11,657)
Income before Tax and Minority Interests	**(325,240)**	**965**	**55,828**	**78,778**	**(189,669)**
Income Tax Expense	131,050	(965)	(55,828)	(13,258)	60,999
Minority Interests in Subsidiaries	5,133	-	-	(595)	4,538
Recurring Net Income	**(189,057)**	**-**	**-**	**64,925**	**(124,132)**

Itaú Corpbanca 12

Management Discussion & Analysis | Executive Summary

1st quarter of 2021 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	1Q21	4Q20	change		1Q20	change		3M21	3M20	change	
Operating Revenues	**316,310**	**281,236**	**12.5%**	**35,074**	**259,949**	**21.7%**	**56,362**	**316,310**	**259,949**	**21.7%**	**56,362**
Managerial Financial Margin	276,761	241,824	14.4%	34,938	215,588	28.4%	61,173	276,761	215,588	28.4%	61,173
Financial Margin with Clients	195,551	199,120	-1.8%	(3,569)	206,985	-5.5%	(11,434)	195,551	206,985	-5.5%	(11,434)
Financial Margin with the Market	81,211	42,704	90.2%	38,507	8,603	844.0%	72,607	81,211	8,603	844.0%	72,607
Commissions and Fees	39,549	39,412	0.3%	137	44,361	-10.8%	(4,812)	39,549	44,361	-10.8%	(4,812)
Cost of Credit	**(38,795)**	**(308,413)**	**-87.4%**	**269,619**	**(75,798)**	**-48.8%**	**37,003**	**(38,795)**	**(75,798)**	**-48.8%**	**37,003**
Provision for Loan Losses	(52,501)	(319,058)	-83.5%	266,557	(90,682)	-42.1%	38,181	(52,501)	(90,682)	-42.1%	38,181
Recovery of Loans Written Off as Losses	15,409	18,614	-17.2%	(3,205)	15,044	2.4%	365	15,409	15,044	2.4%	365
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(1,703)	(7,970)	-78.6%	6,267	(160)	961.0%	(1,542)	(1,703)	(160)	961.0%	(1,542)
Non-interest Expenses	**(157,602)**	**(162,491)**	**-3.0%**	**4,889**	**(155,387)**	**1.4%**	**(2,215)**	**(157,602)**	**(155,387)**	**1.4%**	**(2,215)**
Personnel Expenses	(70,602)	(63,532)	11.1%	(7,071)	(70,989)	-0.5%	387	(70,602)	(70,989)	-0.5%	387
Administrative Expenses	(75,626)	(87,303)	-13.4%	11,677	(71,300)	6.1%	(4,326)	(75,626)	(71,300)	6.1%	(4,326)
Depreciation. Amortization and Impairment	(11,374)	(11,657)	-2.4%	283	(13,098)	-13.2%	1,724	(11,374)	(13,098)	-13.2%	1,724
Income before Tax and Minority Interests	**119,913**	**(189,669)**	**-**	**309,582**	**28,764**	**316.9%**	**91,150**	**119,913**	**28,764**	**316.9%**	**91,150**
Income Tax Expense	(23,328)	60,999	-	(84,328)	6,015	-	(29,344)	(23,328)	6,015	-	(29,344)
Minority Interests in Subsidiaries	(1,457)	4,538	-	(5,995)	(982)	48.4%	(475)	(1,457)	(982)	48.4%	(475)
Recurring Net Income	**95,128**	**(124,132)**	**-**	**219,260**	**33,797**	**181.5%**	**61,331**	**95,128**	**33,797**	**181.5%**	**61,331**

Itaú Corpbanca 13

Itaú Corpbanca Executive Summary Management Discussion & Analysis 14 Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Return on Average Tangible Equity1 Recurring Net Income Results Ch$ 95.1 billion for the 1Q21 Highlights in 1Q21 For further details by country see page 40 Highlights in the quarter The recurring net income in the first quarter of 2021 amounted to Ch$95.1 billion, a Ch$219.3 billion increase compared to the previous quarter and when compared with the first quarter of 2020 a Ch$61.3 billion increase. The manage- rial return on average tangible equity was 21.5% as of March 31, 2021, com- pared to the 6.8% reported in March 31, 2020. In Chile, Recurring Net Income in the first quarter of 2021 reached Ch$84.0 billion, primarily due to a 89.3% decrease in Cost of Credit, higher Operating Revenues and a slight decrease in Non-Interest Expenses during this period. The decrease in Cost of Credit was mainly related to higher provisions in the fourth quarter for Corporate and SME clients of specific sectors impacted by the COVID 19 pandemic. In Colombia, the Recurring Net Income in the first quarter of 2021 amounted to Ch$11.2 billion, an increase of Ch$46.5 billion when compared to the previous quarter. This was mainly due to a decrease of Ch$63.0 billion in Cost of Credit in the quarter primarily related to additional provisions and new provisions for loan losses for clients impacted by the COVID 19 pandemic in the fourth quarter of 2020. It is important to note that during 2020, we have increased our allowances for loan losses to protect our loan portfolio from impacts related to the pandemic. During the first quarter of 2021, we reassigned part of our additional generic provisions to specific credit provisions as we refined our credit models. 21.5% The annualized recurring return on average tangible equity reached 21.5% in the first quarter of 2021, 48.8 percentage points higher when compared to the previous quarter and 14.6 percentage points higher when compared to the same period in 2020. Average tangible shareholders equity totaled Ch$1,771.8 billion, a 2.6% decrease compared to the previous quarter and a 10.5% decrease compared to the first quarter of 2020. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combinations reached 1.1% in the first quarter of 2021, a 251 basis points increase when compared to the previous quarter and a 73 basis points increase when compared to the first quarter of 2020. For further details by country see page 47 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million 33,797 20,968 (10,057) (124,132) 95,128 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 33,797 95,128 3M20 3M21 181.5% -176.6% 181.5% 6.8% 4.3% (2.1%) (27.3%) 21.5% 6.8% 21.5% 0.4% 0.2% (0.1%) (1.4%) 1.1% 0.4% 1.1% (30.0%) (20.0%) (10.0%) - 10.0% 20.0% 30.0% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 3M20 3M21 (2.0%) (1.5%) (1.0%) (0.5%) - 0.5% 1.0% 1.5% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) 14.6pp 14.6pp 48.8pp

Itaú Corpbanca Executive Summary Management Discussion & Analysis Financial Margin with Clients Cost of Credit Ch$ 195.5 billion For further details by country see pages 22 and 33 Ch$ 38.8 billion For further details by country see pages 25 and 36 Commissions and Fees Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 For further details by country see pages 24 and 35 49.8% Financial Margin with Clients decreased 1.8% compared to the previous quarter, primarily due to the impact of the sale of the student portfolio in Chile in the fourth quarter of 2020. In addition and considering the 5.6% depreciation of the exchange rate of the Colombian peso, Financial Margin with Clients in Colombia decreased 2.3% in the quarter. When compared to the first quarter of 2020, our Financial Margin with Clients decreased by 5.5%. In the first quarter of 2021, our efficiency ratio decreased 7.95 percentage points compared to the previous quarter, mainly due to a 12.5% increase in Operating Revenues. When compared to the first quarter of 2020, the efficiency ratio decreased 9.95 percentage points mainly due to a 21.7% increase in Operating Reve- nues. The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 62.1%, a decrease of 105.4 percentage points from the previous quarter and a 26.8 percentage points decrease from the first quarter of 2020. Cost of Credit in the first quarter of 2021 decreased 87.4% compared to the fourth quarter of 2020, primarily due to lower provisioning level for the portfolio both in Chile and Colombia. When compared to the first quarter of 2020, Cost of Credit decreased by 48.8%. Ch$ 39.5 billion Commissions and Fees increased by 0.3% when compared to the fourth quarter of 2020, primarily due to higher insurance brokerage fees in Chile. When compared to the first quarter of 2020, Commissions and Fees decreased by 10.8%, mainly due to lower results in Current Account Services and Overdraft Fees in Chile and Colombia. 15 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. For further details by country see pages 29 and 40 Ch$ million 206,985 205,700 190,356 199,120 195,551 206,985 195,551 2.92 2.70 2.47 2.66 2.73 2.92 2.73 - 0.5000 1.0000 1.5000 2.0000 2.5000 3.0000 150,000 200,000 250,000 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 3M20 3M21 Financial Margin with Clients Financial margin with clients (annualized average rate) -18.7bp - 18.7bp 7.2bp Ch$ million 75,798 92,463 94,000 308,413 38,795 75,798 38,795 1.3 1.5 1.6 5.3 0.7 1.3 0.7 -1.0 -0.6 -0.2 0.2 0.6 1.0 1.4 1.8 2.2 2.6 3.0 3.4 3.8 4.2 4.6 5.0 5.4 5.8 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 3M20 3M21 - 100,000 200,000 300,000 400,000 500,000 600,000 700,000 Cost of credit (Ch$ million) Cost of credit / Loan portfolio - Annualized (%) -61.4bp -61.4bp 44,361 38,920 36,807 39,412 39,549 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 44,361 39,549 3M20 3M21 0.3% - 10.8% - 10.8% Ch$ million -9.95% -9.95% -7.95% 59.8% 56.8% 64.5% 57.8% 49.8% 59.8% 49.8% 88.9% 90.0% 102.0% 167.4% 62.1% 88.9% 62.1% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 3M20 3M21 Quarterly Efficiency Ratio Quarterly Risk-Adjusted Efficiency Ratio (RAER)

Itaú Corpbanca Executive Summary Management Discussion & Analysis 16 2021 Forecast Although the growth plans and projections of results presented above are based on management assumptions and information avai lable in the market at the beginning of 2021, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, resu lts or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consid eration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ab ility to perceive the dimension of the syner- gies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technolog ical changes, inflation, financial disinterme- diation, competitive pressures on products, prices and changes in tax legislation, among others. We present below our forecast for 2021: 1– Retail refers to our retail bank, which serves individuals and SMEs in all their financial services needs; 2 – Net provision for credit & counterparty risks below inflation mid single digit retail1 segments Loan Growth Growth focus Cost of credit Risk2 Adjusted Non-Interest Expenses Expected range from 1.0% to 1.3%

Income Statement and Balance Sheet Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 1Q21, 4Q20 and 1Q20:

In Ch$ million	1Q21			4Q20			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**316,310**	**241,266**	**74,981**	**281,236**	**219,073**	**67,928**	**12.5%**	**10.1%**	**10.4%**
Managerial Financial Margin	276,761	208,179	68,519	241,824	189,478	58,111	14.4%	9.9%	17.9%
Financial Margin with Clients	195,551	147,704	47,846	199,120	150,130	48,990	-1.8%	-1.6%	-2.3%
Financial Margin with the Market	81,211	60,475	20,672	42,704	39,348	9,121	90.2%	53.7%	126.6%
Commissions and Fees	39,549	33,087	6,462	39,412	29,595	9,817	0.3%	11.8%	-34.2%
Cost of Credit	**(38,795)**	**(24,800)**	**(13,995)**	**(308,413)**	**(231,448)**	**(76,966)**	**-87.4%**	**-89.3%**	**-81.8%**
Provision for Loan Losses	(52,501)	(34,239)	(18,261)	(319,058)	(236,735)	(82,323)	-83.5%	-85.5%	-77.8%
Recovery of Loans Written Off as Losses	15,409	11,143	4,266	18,614	13,257	5,357	-17.2%	-15.9%	-20.4%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(1,703)	(1,703)	-	(7,970)	(7,970)	-	-78.6%	-78.6%	-
Non-interest Expenses	**(157,602)**	**(115,215)**	**(42,387)**	**(162,491)**	**(115,722)**	**(46,769)**	**-3.0%**	**-0.4%**	**-9.4%**
Personnel Expenses	(70,602)	(48,094)	(22,509)	(63,532)	(43,219)	(20,312)	11.1%	11.3%	10.8%
Administrative Expenses	(75,626)	(58,282)	(17,344)	(87,303)	(63,977)	(23,326)	-13.4%	-8.9%	-25.6%
Depreciation, Amortization and Impairment	(11,374)	(8,840)	(2,534)	(11,657)	(8,526)	(3,131)	-2.4%	3.7%	-19.1%
Income before Tax and Minority Interests	**119,913**	**101,251**	**18,599**	**(189,669)**	**(128,097)**	**(55,807)**	**-163.2%**	**-179.0%**	**-133.3%**
Income Tax Expense	(23,328)	(17,267)	(6,044)	60,999	39,294	20,148	-138.2%	-143.9%	-130.0%
Minority Interests in Subsidiaries	(1,457)	(11)	(1,446)	4,538	(9)	4,547	-132.1%	23.8%	-131.8%
Costs of hedge positions	-	-	46	-	-	(4,209)	-	-	-101.1%
Recurring Net Income	**95,128**	**83,972**	**11,155**	**(124,132)**	**(88,811)**	**(35,321)**	**-176.6%**	**-194.6%**	**-131.6%**
Recurring Return on Managerial Tangible Equity	**21.5%**	**25.4%**	**9.9%**	**-27.3%**	**-27.7%**	**-26.3%**	**4876 bps**	**5313 bps**	**3617 bps**

In Ch$ million	1Q21			1Q20			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**316,310**	**241,266**	**74,981**	**259,949**	**186,043**	**77,873**	**21.7%**	**29.7%**	**-3.7%**
Managerial Financial Margin	276,761	208,179	68,519	215,588	150,193	69,363	28.4%	38.6%	-1.2%
Financial Margin with Clients	195,551	147,704	47,846	206,985	146,906	60,078	-5.5%	0.5%	-20.4%
Financial Margin with the Market	81,211	60,475	20,672	8,603	3,286	9,284	844.0%	1740.1%	122.7%
Commissions and Fees	39,549	33,087	6,462	44,361	35,850	8,511	-10.8%	-7.7%	-24.1%
Cost of Credit	**(38,795)**	**(24,800)**	**(13,995)**	**(75,798)**	**(55,617)**	**(20,181)**	**-48.8%**	**-55.4%**	**-30.7%**
Provision for Loan Losses	(52,501)	(34,239)	(18,261)	(90,682)	(66,631)	(24,051)	-42.1%	-48.6%	-24.1%
Recovery of Loans Written Off as Losses	15,409	11,143	4,266	15,044	11,175	3,870	2.4%	-0.3%	10.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(1,703)	(1,703)	-	(160)	(160)	-	961.0%	961.0%	-
Non-interest Expenses	**(157,602)**	**(115,215)**	**(42,387)**	**(155,387)**	**(109,103)**	**(46,284)**	**1.4%**	**5.6%**	**-8.4%**
Personnel Expenses	(70,602)	(48,094)	(22,509)	(70,989)	(47,785)	(23,204)	-0.5%	0.6%	-3.0%
Administrative Expenses	(75,626)	(58,282)	(17,344)	(71,300)	(51,294)	(20,006)	6.1%	13.6%	-13.3%
Depreciation, Amortization and Impairment	(11,374)	(8,840)	(2,534)	(13,098)	(10,024)	(3,074)	-13.2%	-11.8%	-17.6%
Income before Tax and Minority Interests	**119,913**	**101,251**	**18,599**	**28,764**	**21,323**	**11,408**	**316.9%**	**374.9%**	**63.0%**
Income Tax Expense	(23,328)	(17,267)	(6,044)	6,015	8,170	(3,225)	-487.8%	-311.4%	87.4%
Minority Interests in Subsidiaries	(1,457)	(11)	(1,446)	(982)	(27)	(955)	48.4%	-58.7%	51.4%
Costs of hedge positions	-	-	46	-	-	(2,896)	-	-	-101.6%
Recurring Net Income	**95,128**	**83,972**	**11,155**	**33,797**	**29,465**	**4,332**	**181.5%**	**185.0%**	**157.5%**
Recurring Return on Managerial Tangible Equity	**21.5%**	**25.4%**	**9.9%**	**6.8%**	**8.4%**	**3.0%**	**1465 bps**	**1704 bps**	**689 bps**

[1] In nominal currency

Itaú Corpbanca

19

Management Discussion & Analysis | Income Statement Analysis

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 1Q21, 4Q20 and 1Q20 is presented below:

In Ch$ million	1Q21	4Q20	1Q20	3M21	3M20
Net Income Attributable to Shareholders (Accounting)	**80,469**	**(154,369)**	**23,832**	**80,469**	**23,832**
(+) Non-recurring events	4,906	60,894	3,528	4,906	3,528
(+) Other results and overhead costs from Colombia in Chile (a)	(1,356)	455	(791)	(1,356)	(791)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(46)	4,209	2,896	(46)	2,896
Recurring Net Income	**83,972**	**(88,811)**	**29,465**	**83,972**	**29,465**

In Ch$ million	1Q21	4Q20	1Q20	3M21	3M20
Net Income Attributable to Shareholders (Accounting)	**9,753**	**(34,688)**	**3,298**	**80,469**	**3,298**
(+) Non-recurring events	(0)	4,031	3,139	(0)	3,139
(+) Other results and overhead costs from Colombia in Chile (a)	1,356	(455)	791	1,356	791
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	46	(4,209)	(2,896)	46	(2,896)
Recurring Net Income	**11,155**	**(35,321)**	**4,332**	**81,871**	**4,332**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 20

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			*change*				*change*	
In Ch$ million	1Q21	4Q20	%	$	1Q20	%	$	3M21	3M20	%	$
Operating Revenues	**241,266**	**219,073**	**10.1%**	**22,193**	**186,043**	**29.7%**	**55,223**	**241,266**	**186,043**	**29.7%**	**55,223**
Managerial Financial Margin	208,179	189,478	9.9%	18,701	150,193	38.6%	57,986	208,179	150,193	38.6%	57,986
Financial Margin with Clients	147,704	150,130	-1.6%	(2,426)	146,906	0.5%	798	147,704	146,906	0.5%	798
Financial Margin with the Market	60,475	39,348	53.7%	21,126	3,286	1740.1%	57,188	60,475	3,286	1740.1%	57,188
Commissions and Fees	33,087	29,595	11.8%	3,492	35,850	-7.7%	(2,763)	33,087	35,850	-7.7%	(2,763)
Cost of Credit	**(24,800)**	**(231,448)**	**-89.3%**	**206,648**	**(55,617)**	**-55.4%**	**30,817**	**(24,800)**	**(55,617)**	**-55.4%**	**30,817**
Provision for Loan Losses	(34,239)	(236,735)	-85.5%	202,495	(66,631)	-48.6%	32,391	(34,239)	(66,631)	-48.6%	32,391
Recovery of Loans Written Off as Losses	11,143	13,257	-15.9%	(2,114)	11,175	-0.3%	(32)	11,143	11,175	-0.3%	(32)
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(1,703)	(7,970)	-78.6%	6,267	(160)	961.0%	(1,542)	(1,703)	(160)	961.0%	(1,542)
Non-interest Expenses	**(115,215)**	**(115,722)**	**-0.4%**	**507**	**(109,103)**	**5.6%**	**(6,112)**	**(115,215)**	**(109,103)**	**5.6%**	**(6,112)**
Personnel Expenses	(48,094)	(43,219)	11.3%	(4,874)	(47,785)	0.6%	(308)	(48,094)	(47,785)	0.6%	(308)
Administrative Expenses	(58,282)	(63,977)	-8.9%	5,695	(51,294)	13.6%	(6,988)	(58,282)	(51,294)	13.6%	(6,988)
Depreciation. Amortization and Impairment	(8,840)	(8,526)	3.7%	(314)	(10,024)	-11.8%	1,184	(8,840)	(10,024)	-11.8%	1,184
Income before Tax and Minority Interests	**101,251**	**(128,097)**	**-**	**229,348**	**21,323**	**374.9%**	**79,928**	**101,251**	**21,323**	**374.9%**	**79,928**
Income Tax Expense	(17,267)	39,294	-	(56,562)	8,170	-	(25,437)	(17,267)	8,170	-	(25,437)
Minority Interests in Subsidiaries	(11)	(9)	23.8%	(2)	(27)	-58.7%	16	(11)	(27)	-58.7%	16
Recurring Net Income	**83,972**	**(88,811)**	**-**	**172,784**	**29,465**	**185.0%**	**54,507**	**83,972**	**29,465**	**185.0%**	**54,507**

Itaú Corpbanca

21

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients is 1.6% lower in the first quarter of 2021 compared to the fourth quarter of 2020, mainly due to the incomes received from the sale of the student loan portfolio last quarter and to the negative impact of a lower number of calendar days in the first quarter of 2021.
- Financial Margin with the Market reached Ch$60.5 billion in the first quarter of 2021, mainly due to higher gains from trading desk, from assets and liabilities management and from lower provisions related to the credit value adjusted (CVA).

Managerial Financial Margin

Financial Margin with Clients
Ch$ 147.7 million

▼ **- 1.6%** (1Q21/4Q20)
▲ **+ 0.5%** (1Q21/1Q20)

Financial Margin with the Market
Ch$ 60.5 million

▲ **+ 53.7%** (1Q21/4Q20)
▲ **+1740.1%** (1Q21/1Q20)


Ch$ million
150,193
3,286
146,906
182,469
29,979
152,490
159,635
18,847
140,789
189,478
39,348
150,130
208,179
60,475
147,704
1Q'20
2Q'20
3Q'20
4Q'20
1Q'21
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile).

Change in the Financial Margin with Clients Breakdown


Assets financial margin
Liabilities financial margin
150.130
(165)
(1.021)
2.135
135
541
160
641
(4.852)
147.704
1
2
3
4
4Q 20
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and FX transactions
Capital financial margin
1Q 21

1 **Assets financial margin (+Ch$949 million):** mainly due an increase in commercial portfolio spreads, partially offset by a decrease of the loan portfolio.

2 **Liabilities financial margin (+Ch$837 million):** mainly due to higher growth in the deposit portfolio.

3 **Commercial spreads on derivatives and FX transactions with clients (+Ch$641 million)**: related to an increased in derivatives and FX transactions with wholesales clients impacting the Financial Margin with Clients.

4 **Capital financial margin (-Ch$4,852 million):** decrease mainly due to the sale of student portfolio in the fourth quarter of 2020, partially offset by the adjustment in the deferral of liabilities related to this same portfolio in the first quarter of 2021.

Itaú Corpbanca

22

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis UF — Unidad de Fomento (variation value) UF net exposure (Ch$ trillion) Financial Margin with Clients: +8 bp • Increase explained by the higher performance of the loan portfolio and the deferral of liabilities related to student portfolio. Risk-Adjusted Financial Margin with Clients: +340 bp • Decrease in the Cost of Credit due to additional provisions constituted in the fourth quarter of 2020. 23 Financial Margin with the Market Annualized average rate of financial margin with clients Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfolios and may as sume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market increased 53.7% in 1Q21 compared to 4Q20. This increase was mainly due to higher gains from trading desk and assets and liabilities management. The performance was also positively impacted by a positive CVA adjustment. 1Q21 4Q20 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 23,665,082 2.5% 147,704 24,268,123 2.5% 150,130 Cost of Credit (24,800) (231,448) Risk-Adjusted Financial Margin with Clients 23,665,082 2.1% 122,905 24,268,123 -1.3% (81,318) Ch$ million 2.6% 2.5% 2.2% 2.5% 2.5% 1.6% 1.3% 0.8% (1.3%) 2.1% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 -0.02 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 2.7 2.5 2.9 2.1 1.6 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 1.0% 0.3% 0.1% 1.3% 1.1% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 3,286 29,979 18,847 39,348 60,475 24,451 25,855 25,304 22,865 37,162 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Financial Margin with the Market 1-year moving average

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the first quarter of 2021, Commissions and Fees amounted to Ch$33.1 billion, a 11.8% increase compared to the previous quarter. The positive performance was mainly driven by the higher commissions from Insurance Brokerage, related to higher commercial portfolio volumes in the first quarter, in addition to higher commissions from credit cards and current accounts due to an increase in transactions in the period.
- When compared to the same quarter of 2020, commissions decreased by 7.7%, due to lower Current Account Services and Overdraft Fees, as a result of lower activity related to the COVID-19 pandemic.

In Ch$ million	1Q21	4Q20	change		1Q20	change		3M21	3M20	change	
Insurance Brokerage	8,255	6,550	1,705	26.0%	7,553	703	9.3%	8,255	7,553	703	9.3%
Credit Operations and Guarantees Provided	6,921	7,150	(229)	-3.2%	7,421	(499)	-6.7%	6,921	7,421	(499)	-6.7%
Current Account Services and Overdraft Fees	7,753	6,900	854	12.4%	9,287	(1,533)	-16.5%	7,753	9,287	(1,533)	-16.5%
Asset Management	3,143	2,948	195	6.6%	3,630	(487)	-13.4%	3,143	3,630	(487)	-13.4%
Financial Advisory	672	573	99	17.3%	1,269	(596)	-47.0%	672	1,269	(596)	-47.0%
Other	6,342	5,474	868	15.9%	6,692	(350)	-5.2%	6,342	6,692	(350)	-5.2%
Total Commissions and Fees	**33,087**	**29,595**	**3,492**	**11.8%**	**35,850**	**(2,763)**	**-7.7%**	**33,087**	**35,850**	**(2,763)**	**-7.7%**

Commissions and Fees Breakdown


1Q21
25%
21%
23%
9%
2%
19%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other


4Q20
22%
24%
23%
10%
2%
18%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other

Itaú Corpbanca 24

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 25 The provisions from loan losses reached Ch$34.2 billion in the first quarter of 2021, a decrease of 85.5% compared to the fourth quarter of 2020. When compared to the same period last year, there was a decrease of 48.6%. At the end of the first quarter of 2021, our net provisions for loan losses over loan portfolio decreased to 0.5% from 5.0% compared to the previous quarter. When compared to the first quarter of 2020, this ratio decreased 0.55 percent- age points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the first quarter of 2021, Cost of Credit amounted to Ch$24.8 billion, a 89.3% decrease compared to the previous quarter, mainly due to the higher level of provisions in the previous quarter in the context of the Pandemic. In addition, CVA results also decreased when compared to the fourth quarter of 2020, due to credit risk adjustments observed in the previous quarter. It is important to note that during 2020, we have increased our allowances for loan losses to protect our loan portfolio from impacts related to the pandemic. During the first quarter of 2021, we reassigned part of our additional generic provisions to specific credit provisions as we refined our credit models. As of March 31, 2021, the total allowance for loan losses, including additional provisions, decreased 1.3% in the quarter, totaling Ch$734.2 billion, whereas our loan portfolio decreased 1.5% when compared to the fourth quarter of 2020, reaching Ch$18.3 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio increased in the first quarter of 2021, from 3.99% to 4.00% compared to the fourth quarter of 2020. Cost of Credit In Ch$ million 1Q21 4Q20 change 1Q20 change 3M21 3M20 change Net Provision for Loan Losses (23,097) (223,478) 200,381 -89.7% (55,456) 32,359 -58.4% (23,097) (55,456) 32,359 -58.4% Provision for Loan Losses (34,239) (236,735) 202,495 -85.5% (66,631) 32,391 -48.6% (34,239) (66,631) 32,391 -48.6% Recovery of Loans Written Off as Losses 11,143 13,257 (2,114) -15.9% 11,175 (32) -0.3% 11,143 11,175 (32) -0.3% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) (1,703) (7,970) 6,267 -78.6% (160) (1,542) 961.0% (1,703) (160) (1,542) 961.0% Cost of Credit (24,800) (231,448) 206,648 -89.3% (55,617) 30,817 -55.4% (24,800) (55,617) 30,817 -55.4% 66,631 85,045 104,808 236,735 34,239 55,617 73,655 88,903 231,448 24,800 1.2 1.5 1.9 5.0 0.5 -0.1 0.3 0.7 1.1 1.5 1.9 2.3 2.7 3.1 3.5 3.9 4.3 4.7 5.1 5.5 - 50,000 100,000 150,000 200,000 250,000 300,000 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Provision from loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 408,953 418,106 424,424 509,277 550,716 555,209 544,910 638,892 655,971 6,742 6,742 12,742 19,500 64,500 104,600 78,211 415,695 424,848 437,166 509,277 550,716 574,709 609,410 743,492 734,182 2.48 2.48 2.48 2.81 2.98 3.00 3.20 3.99 4.00 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 - 600,000 1,200,000 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%)

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio1 (%) | 90 days Ch$ million In the first quarter of 2021, the total NPL portfolio increased from 1.87% to 2.25% compared to the fourth quarter of 2020. The NPL ratio over 90 days for consumer loans increased from 1.66% to 1.75% in the first quarter of 2021. The NPL ratio for mortgage loans decreased from 1.12% to 1.07% in the first quarter of 2021. The NPL ratio increased 0.59 percentage points for commercial loans com- pared to the previous quarter, mainly related to a specific wholesale client. When excluding student loans from this portfolio, the commercial loans NPL reached 2.40%, increasing 0.71 percentage points compared to the previous quarter. As of March 31, 2021, the 90-day coverage ratio reached 177%, a 41 percentage points decrease from the previous quarter, mainly as result of the lower additional provisions and a increase in Non-Performing Loans. Compared with March 31, 2020, the coverage ratio increased by 62 percentage points, mainly due to the recognition of additional provisions during the previous year and the decrease of 12.9% in the portfolio of credits 90-days overdue. In the first quarter of 2021, the portfolio of credits 90-days overdue increased Ch$74.5 billion or 21.9% compared to previous quarter, primarily driven by an increase of 28.7% in our commercial loans NPLs. This increase is mainly related to a specific client of the wholesale segment. NPLs for the consumer portfolio increased 4.8% in the quarter, while mortgage loans remained without significant variation. When compared to the same quarter of the previous year, this portfolio presented a decrease of 12.9%, which considers a 35.9% decrease in the NPL of the consumer portfolio, 29.3% in mortgage loans and 6.6% in commercial loans. NPL Ratio (%) | over 90 days The NPL ratio of credits 90-day overdue increased from 1.87% to 2.25% compared to the previous quarter. Compared to the same period of 2020, the ratio decreased 0.27 percentage points. Credit Quality 26 1 Coverage Ratio includes additional provisions. 473,725 477,998 484,063 653,665 671,186 579,262 502,007 503,882 567,798 324,333 324,753 321,412 449,438 477,240 382,804 344,973 341,037 415,576 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Non-performing Loans over 90 days - Total Non-performing Loans over 90 days - Chile 1.95% 1.97% 1.84% 2.76% 2.83% 2.01% 2.11% 2.20% 2.79% 1.52% 1.82% 1.38% 2.26% 2.33% 1.49% 1.71% 1.69% 2.40% 1.78% 1.67% 1.61% 1.70% 1.65% 1.60% 1.26% 1.12% 1.07% 1.99% 1.72% 2.03% 2.22% 2.47% 2.62% 1.22% 1.66% 1.75% 1.92% 1.88% 1.80% 2.46% 2.52% 1.97% 1.82% 1.87% 2.25% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Commercial Comm. ex-Students loans Mortgage Consumer Total 128 131 136 113 115 150 177 218 177 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Chile 1.92 1.88 1.80 2.46 2.52 1.97 1.82 1.87 2.25 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Chile

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 27 Recovery of Loans Written-off as Losses In the first quarter of 2021, NPL creation reached Ch$110.9 billion, an increase of Ch$67.1 billion compared to the previous quarter, mainly due to higher NPLs 90-days overdue. * Loan portfolio average balance of the two previous quarters. NPL Creation In the fourth quarter of 2021, the loan portfolio write-off totaled Ch$36.3 billion, a 23.9% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance decreased 23 basis points, reaching 0.79%, compared to the fourth quarter of 2020 and 30 basis points when compared to the same period of the previous year. The income from the recovery of loans written-off decreased Ch$2.1 billion, or 15.9%, from the previous quarter, primarily due to lower recovery of the stu- dents portfolio. When compared to the first quarter of 2020, the income from recovery of loans written-off decreased marginally by 0.3%. In the first quarter of 2021, total NPL Creation coverage reached 31%, mainly due to lower provisions and the increase in NPLs related to a specific client of the wholesale segment in the period. Ch$ million NPL Creation Coverage Loan Portfolio Write-Off Ch$ billion 37.1 36.2 65.7 53.0 50.6 54.4 49.7 47.7 36.3 0.88 0.85 1.49 1.17 1.09 1.13 1.04 1.02 0.79 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) 52.3 36.7 62.3 181.0 78.4 -40.0 11.8 43.8 110.9 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Chile 85 -213 885 541 31 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Chile (%) 11,175 10,776 14,254 13,257 11,143 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Chile

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 28 Personnel Expenses Administrative Expenses Administrative Expenses in the first quarter of 2021 amounted to Ch$58.3 billion, an 8.9% decrease compared to the previous quarter. This reduction in expenses is mainly related to higher technology expenses and expenses for other contingencies in the previous quarter. When compared to the first quarter of 2020, Administrative Expenses in- creased 13.6%, mainly due to higher expenses related to external fraud and consulting fees. Depreciation Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$8.8 billion in the first quarter of 2021, a 3.7% increase when compared to the fourth quar- ter of 2020. Compared to the same period in 2020, these expenses presented a de- crease of 11.8%, mainly due to lower volumes of intangible assets. Non-interest Expenses • Non-interest Expenses amounted to Ch$115.2 billion in the quarter, a 0.4% decrease from the previous quarter, mainly due to a decrease in Administrative Expenses related to technology in the fourth quarter of 2020. This was partially offset by higher Personnel Expenses in the quarter. • When compared to the first quarter of 2020, Non-interest Expenses increased 5.6%. Highlights Personnel Expenses in the first quarter of 2021 increased 11.3% when com- pared to the fourth quarter of 2020, mainly due to lower variable compen- sation expenses recognized in the last quarter of the previous year. When compared to the same period of 2020, these expenses presented a slight increase mainly due to higher provisions for variable compensation recognized during the first three months of the current year, which offset the general decrease in personnel expenses caused by the lower level of head- count. Headcount The total number of employees including the Itaú Corpbanca New York branch was 5,249 at the end of the first quarter of 2021 compared to 5,266 in the fourth quarter of 2020 and 5,599 at the end of the first quarter of 2020, a decrease of 6.3% in headcount in the twelve-month period. 5,249 Headcount in Chile and New York at the end of the 1Q21 - 0.3% (1Q21/4Q20) - 6.3% (1Q21/1Q20) In Ch$ million 1Q21 4Q20 change 1Q20 change 3M21 3M20 change Personnel Expenses (48,094) (43,219) (4,874) 11.3% (47,785) (308) 0.6% (48,094) (47,785) (308) 0.6% Administrative Expenses (58,282) (63,977) 5,695 -8.9% (51,294) (6,988) 13.6% (58,282) (51,294) (6,988) 13.6% Personnel and Administrative Expenses (106,375) (107,196) 821 -0.8% (99,079) (7,296) 7.4% (106,375) (99,079) (7,296) 7.4% Depreciation Amortization and Impairment (8,840) (8,526) (314) 3.7% (10,024) 1,184 -11.8% (8,840) (10,024) 1,184 -11.8% Total Non-interest Expenses (115,215) (115,722) 507 -0.4% (109,103) (6,112) 5.6% (115,215) (109,103) (6,112) 5.6% 5,557 5,510 5,538 5,661 5,599 5,581 5,331 5,266 5,249 -2.3% -0.8% 0.5% 2.2% -1.1% -0.3% -4.5% -1.2% -0.3% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,500 4,700 4,900 5,100 5,300 5,500 5,700 5,900 6,100 6,300 6,500 6,700 6,900 7,100 mar-19 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 Chile Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 29 Efficiency Ratio In the first quarter of 2021, our Efficiency Ratio reached 47.8%, a decrease of 5 percentage points when compared to the fourth quarter of 2020. This was mainly related to a higher Operating Revenues in the quarter. When compared to the first quarter of 2020, the Efficiency Ratio decreased 10.8 percentage points, primarily due to a higher Operating Revenues in the quarter. Risk-Adjusted Efficiency Ratio1 The Risk-Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 58.0% in the first quarter of 2021, a decrease of 100.5 percentage points compared to the previous quarter, mainly as a result of lower Cost of Credit. When compared to the first quarter of 2020, the Risk-Adjusted Efficiency Ratio decreased by 30.5 percentage points, primarily due to a lower Cost of Credit and higher Operating Revenues. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees = Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the Cost of Credit. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. 58.6% 52.3% 62.3% 52.8% 47.8% 88.5% 86.7% 109.6% 158.5% 58.0% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Efficiency ratio Risk Adjusted Efficiency ratio Points of Service in Chile Automated Teller Machines (ATMs) | Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. As of March 31, 2021, we had 191 branches, an increase of 1.1% com- pared to the fourth quarter of 2020 and 3 branches or 1.5% less compared to the first quarter of 2020. Distribution Network Branches | Chile and New York By the end of the first quarter of 2021, the number of ATMs totaled 406 in Chile, 2 ATMs less when compared to the fourth quarter of 2020 and a 4.0% reduction as compared to the same period last year. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc. 147 139 139 140 140 136 135 136 137 55 55 55 54 54 54 52 53 54 0.0% -4.0% 0.0% 0.0% 0.0% -2.1% -1.6% 1.1% 1.1% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 mar-19 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 Itaú Banco Condell* Δ% Branches Chile QoQ 450 452 446 413 403 398 396 398 397 13 12 12 11 10 10 10 10 9 -0.2% 0.2% -1.3% -7.4% -2.6% -1.2% -0.5% 0.5% -0.5% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 mar-19 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 Itaú Banco Condell* Δ% ATMs Chile QoQ

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$18.5 trillion at the end of the first quarter of 2021, a increase of 1.4% from the previous quarter and a decrease of 2.6% from the first quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q21	4Q20	change	1Q20	change
Wholesale lending - Chile	**11,976,134**	**11,861,157**	**1.0%**	**12,659,108**	**-5.4%**
Commercial loans	10,451,819	10,342,189	1.1%	10,508,863	-0.5%
Foreign trade loans	868,404	849,499	2.2%	1,396,255	-37.8%
Leasing and factoring	655,911	669,469	-2.0%	753,990	-13.0%
Retail lending - Chile	**6,491,998**	**6,343,208**	**2.3%**	**6,301,367**	**3.0%**
Residential Mortgage loans	**4,795,445**	**4,636,150**	**3.4%**	**4,422,209**	**8.4%**
Consumer loans	**1,696,553**	**1,707,058**	**-0.6%**	**1,879,158**	**-9.7%**
Consumer installment loans	1,220,803	1,234,620	-1.1%	1,284,902	-5.0%
Current account overdrafts	117,453	122,669	-4.3%	182,018	-35.5%
Credit card debtors	357,959	349,366	2.5%	411,864	-13.1%
Other loans and receivables	338	403	-16.1%	374	-9.6%
TOTAL LOANS	**18,468,132**	**18,204,365**	**1.4%**	**18,960,475**	**-2.6%**

Our portfolio in Chile increased 1.4% in the quarter and 2.6% when compared to the first quarter of 2020. Adjusting for the impact of the exchange rate and UF that affects the loan portfolio, total credit portfolio would have increased 0.7% when compared to the fourth quarter of 2020 and decreased 0.7% when compared to the same period of the previous year.

The Wholesale portfolio increased 1.0% in the quarter, presenting a slight change in the trend observed in last quarters of 2020. It is worth mentioning the positive impact of the law that expands benefits and uses of the Guarantee Fund for Small and Medium Entrepreneurs (FOGAPE Reactiva) allowing the use of the proceeds not only for working capital, but also for investment expenses and refinancing.

Our retail portfolio reached Ch$6.5 trillion in the first quarter of the year, an increase of 2.3% when compared to the previous quarter, driven by higher mortgage loans. It is worth mentioning that despite the general contraction in consumer activity at the industry level, the Bank has maintained its relative position in the market based on its segmentation strategy and digital offer.

Our mortgage portfolio increased 2.5% in the quarter and 10.1% when compared to the fourth quarter of 2019. Our 12-month growth pace continues to overcome the market growth.

While Chile gained international attention for the speed of its inoculation rollout during 1Q21, new infections surged to record levels. ICU bed usage is hovering around 95% (from below 80% after the first wave), leading authorities to seek capacity expansion to cope with increasing cases. Nevertheless, vaccine rollout remains brisk and there are signs that those with the highest rate of inoculation (over 70s) are seeing declines in ICU admissions and moderation in new cases.

The return to strict lockdowns required additional emergency aid and the government announced an expansion to the two-year COVID 19 fund by over USD 6 billion (2% of GDP). The plan focuses on: improving the income of households affected by lockdowns, increasing support to the middle class, improving employment protection programs and enhancing support to SMEs. Congress approved a bill expanding the benefits and uses of the Guarantee Fund for Small and Medium-Sized Firms (FOGAPE) to expand credit with state guarantees. In addition, the central bank board agreed to open a third stage of the Credit Facility Conditional on Increased Lending (FCIC) that contemplates an amount of USD 10 billion over a six-month period. Prior to the latest lockdown, activity was building strong momentum and has shown that businesses are better adapt at operating under restrictions than last year. In the short-term, the latest quarantine measures would temporarily impact activity, but the sustained progress of vaccination, a strong external impulse (from better terms of trade), support from macro policies and the carryover effect are consistent with economic growth this year.

Itaú Corpbanca 30

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	1Q21			4Q20			%	1Q20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**74,981**	**(1,533)**	**73,447**	**67,928**	**(3,642)**	**64,286**	**14.3%**	**77,873**	**(10,214)**	**67,659**	**8.6%**
Managerial Financial Margin	68,519	(1,389)	67,129	58,111	(3,093)	55,018	22.0%	69,363	(9,110)	60,253	11.4%
Financial Margin with Clients	47,846	(990)	46,856	48,990	(2,596)	46,393	1.0%	60,078	(7,779)	52,299	-10.4%
Financial Margin with the Market	20,672	(399)	20,273	9,121	(497)	8,624	135.1%	9,284	(1,330)	7,954	154.9%
Commissions and Fees	6,462	(144)	6,318	9,817	(550)	9,268	-31.8%	8,511	(1,105)	7,406	-14.7%
Cost of Credit	**(13,995)**	**237**	**(13,758)**	**(76,966)**	**2,324**	**(74,642)**	**-81.6%**	**(20,181)**	**2,073**	**(18,108)**	**-24.0%**
Provision for Loan Losses	(18,261)	322	(17,939)	(82,323)	2,602	(79,721)	-77.5%	(24,051)	2,597	(21,454)	-16.4%
Recovery of Loans Written Off as Losses	4,266	(86)	4,181	5,357	(278)	5,080	-17.7%	3,870	(524)	3,346	24.9%
Non-interest Expenses	**(42,387)**	**1,022**	**(41,365)**	**(46,769)**	**2,355**	**(44,414)**	**-6.9%**	**(46,284)**	**6,029**	**(40,255)**	**2.8%**
Personnel Expenses	(22,509)	612	(21,896)	(20,312)	1,071	(19,242)	13.8%	(23,204)	3,043	(20,160)	8.6%
Administrative Expenses	(17,344)	356	(16,988)	(23,326)	1,124	(22,202)	-23.5%	(20,006)	2,581	(17,425)	-2.5%
Depreciation, Amortization and Impairment	(2,534)	54	(2,481)	(3,131)	160	(2,971)	-16.5%	(3,074)	404	(2,670)	-7.1%
Income before Tax and Minority Interests	**18,599**	**(274)**	**18,324**	**(55,807)**	**1,037**	**(54,770)**	**-133.5%**	**11,408**	**(2,112)**	**9,296**	**97.1%**
Income Tax Expense	(6,044)	90	(5,954)	20,148	(411)	19,738	-130.2%	(3,225)	645	(2,581)	130.7%
Minority Interests in Subsidiaries	(1,446)	17	(1,429)	4,547	(74)	4,473	-131.9%	(955)	176	(779)	83.5%
Costs of hedge positions	46	(17)	29	(4,209)	271	(3,937)	-100.7%	(2,896)	466	(2,430)	-101.2%
Recurring Net Income	**11,155**	**(184)**	**10,971**	**(35,321)**	**824**	**(34,497)**	**-131.8%**	**4,332**	**(826)**	**3,506**	**212.9%**

In Ch$ million	3M21			3M20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**74,981**	**(1,533)**	**73,447**	**77,873**	**(10,214)**	**67,659**	**8.6%**
Managerial Financial Margin	68,519	(1,389)	67,129	69,363	(9,110)	60,253	11.4%
Financial Margin with Clients	47,846	(990)	46,856	60,078	(7,779)	52,299	-10.4%
Financial Margin with the Market	20,672	(399)	20,273	9,284	(1,330)	7,954	154.9%
Commissions and Fees	6,462	(144)	6,318	8,511	(1,105)	7,406	-14.7%
Cost of Credit	**(13,995)**	**237**	**(13,758)**	**(20,181)**	**2,073**	**(18,108)**	**-24.0%**
Provision for Loan Losses	(18,261)	322	(17,939)	(24,051)	2,597	(21,454)	-16.4%
Recovery of Loans Written Off as Losses	4,266	(86)	4,181	3,870	(524)	3,346	24.9%
Non-interest Expenses	**(42,387)**	**1,022**	**(41,365)**	**(46,284)**	**6,029**	**(40,255)**	**2.8%**
Personnel Expenses	(22,509)	612	(21,896)	(23,204)	3,043	(20,160)	8.6%
Administrative Expenses	(17,344)	356	(16,988)	(20,006)	2,581	(17,425)	-2.5%
Depreciation, Amortization and Impairment	(2,534)	54	(2,481)	(3,074)	404	(2,670)	-7.1%
Income before Tax and Minority Interests	**18,599**	**(274)**	**18,324**	**11,408**	**(2,112)**	**9,296**	**97.1%**
Income Tax Expense	(6,044)	90	(5,954)	(3,225)	645	(2,581)	130.7%
Minority Interests in Subsidiaries	(1,446)	17	(1,429)	(955)	176	(779)	83.5%
Costs of hedge positions	46	(17)	29	(2,896)	466	(2,430)	-
Recurring Net Income	**11,155**	**(184)**	**10,971**	**4,332**	**(826)**	**3,506**	**212.9%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.1962 per COP as of March 31, 2021.

Itaú Corpbanca 31

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- The Financial Margin with Clients increased 1.0% when compared to the fourth quarter of 2020, mainly due to higher Working Capital margin primarily related to investments in other companies.
- Financial Margin with the Market increased 135.1% compared to the fourth quarter of 2020, mainly due to higher gains from trading desk.

Managerial Financial Margin

Financial Margin with Clients
Ch$ 46.9 billion
▲ **+ 1.0%** (1Q21/4Q20)
▼ **- 10.4%** (1Q21/1Q20)

Financial Margin with the Market
Ch$ 20.3 billion
▲ **+ 135.1%** (1Q21/4Q20)
▲ **+ 154.9%** (1Q21/1Q20)

Ch$ million


60,253
7,954
52,299
60,894
12,415
48,479
60,027
12,611
47,416
55,018
8,624
46,393
67,129
20,273
46,856
1Q'20
2Q'20
3Q'20
4Q'20
1Q'21
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


46,393
169
282
(693)
(505)
1,210
46,856
1
2
3
4
5
4Q'20
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
1Q'21

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021.

1 **Loan portfolio mix (+Ch$169 million)**: mainly due to an increase of retail loans portfolio as a percentage of total average balance.

2 **Average asset portfolio, assets spreads and liabilities margin (+Ch$282 million)**: mainly due to a higher growth in the portfolio of retail and commercial loans, in addition to higher volume of deposits, related mainly to the wholesale segment.

3 **Lower number of calendar days (-Ch$693 million)**

4 **Commercial spreads on derivatives and FX transactions with clients (-Ch$505 million)**: mainly due to a lower activity in derivatives and FX transactions with wholesale clients.

5 **Working capital and others (+Ch$1,210 million)**: mainly due to improvement in the results of investments in other companies.

Itaú Corpbanca 32

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 33 Financial Margin with the Market Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market reached Ch$20.3 billion, a 135.1% increase when compared to the fourth quarter of 2021, mainly due to higher gains from trading desk. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021. Annualized average rate of financial margin with clients 3.9% 3.5% 3.5% 3.6% 3.6% 2.5% 2.2% 3.1% -2.1% 2.6% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 -0.04 -0.02 0.00 0.02 0.04 0.06 Financial margin with clients Risk-adjusted financial margin with clients 1Q21 4Q20 In Ch$ millions, end of period Average Balance Financial Margin Average Rate Average Balance Financial Margin Average Rate Financial Margin with Clients 5,232,235 46,856 3.6% 5,184,477 46,393 3.6% Cost of Credit (13,758) (74,642) Risk-Adjusted Financial Margin with Clients 5,232,235 33,098 2.6% 5,184,477 (28,249) -2.1% Financial Margin with Clients: + 8 bp • Improvement driven by the growth of loans and one-off income related with investments in other companies. Risk-Adjusted Financial Margin with Clients: + 467 bp • This increase is mainly due to lower Cost of Credit in the quarter. 7,954 12,415 12,611 8,624 20,273 8,680 8,846 9,576 10,401 13,481 - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Financial Margin with the Market 1-year moving average Ch$ million Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean pe so at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the first quarter of 2021, Commissions and Fees amounted to Ch$6.3 billion, a 31.8% decrease from the previous quarter, mainly due to lower Financial Advisory commissions.
- When compared to the same quarter of 2020, Commissions and Fees decreased 14.7%, mainly due to lower income from other commissions and higher expenses from credit card rewards.

In Ch$ million	1Q21	4Q20	change		1Q20	change		3M21	3M20	change	
Insurance Brokerage	1,648	1,576	73	4.6%	1,590	58	3.6%	1,648	1,590	58	3.6%
Credit Operations and Guarantees Provided	726	931	(205)	-22.0%	915	(189)	-20.7%	726	915	(189)	-20.7%
Asset Management	2,259	2,766	(507)	-18.3%	2,351	(92)	-3.9%	2,259	2,351	(92)	-3.9%
Financial Advisory	946	2,366	(1,420)	-60.0%	961	(15)	-1.5%	946	961	(15)	-1.5%
Cash Management	1,400	1,579	(179)	-11.3%	1,405	(5)	-0.4%	1,400	1,405	(5)	-0.4%
Others	(663)	50	(713)	-	182	(845)	-	(663)	182	(845)	-
Total Commissions and Fees	**6,318**	**9,268**	**(2,950)**	**-31.8%**	**7,406**	**(1,088)**	**-14.7%**	**6,318**	**7,406**	**(1,088)**	**-14.7%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021.

Commissions and Fees Breakdown


1Q21
-10%
26%
22%
11%
15%
36%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other


4Q20
1%
17%
17%
10%
26%
30%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other

Itaú Corpbanca 34

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 35 Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of March 31, 2021, the total allowance for loan losses, including additional provisions, decreased 2.3% in the quarter, totaling Ch$275.0 billion, whereas our loan portfolio increased 2.6% when compared to the fourth quarter of 2020, reaching Ch$4.2 trillion. The ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the first quarter of 2021, from 6.64% to 6.56% when compared to the fourth quarter of 2020. In the first quarter of 2021, Cost of Credit amounted to Ch$13.8 billion, an 81.6% decrease from the fourth quarter of 2020. This decrease is mainly related to additional provisions of Ch$31.4 billion during the last quarter of the previous year; in addition to provision adjustments referred to specific cases of the Wholesale Segment in the fourth quarter of 2020. The Cost of Credit decreased 24.0% when compared to the first quarter of 2020, primarily due to adjustments to provisions recognized during the first quarter of 2020 related to specific cases of the Wholesale Segment and a positive impact related to the sale of assets received in lieu of payment. Cost of Credit Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021. Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021. At the end of the first quarter of 2021, our provision for loan losses was Ch$17.9 billion, a 77.5% decrease when compared to the fourth quarter of 2020. The Cost of Credit over loan portfolio decreased 5.9 percentage points in the first quarter of 2021 and when compared to the first quarter of 2020, it decreased 0.6 percentage points. Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single In Ch$ million 1Q21 4Q20 change 1Q20 change 3M21 3M20 change Provision for Loan Losses (17,939) (79,721) 61,782 -77.5% (21,454) 3,515 -16.4% (17,939) (21,454) 3,515 -16.4% Recovery of Loans Written Off as Losses 4,181 5,080 (899) -17.7% 3,346 835 24.9% 4,181 3,346 835 24.9% Cost of Credit (13,758) (74,642) 60,883 -81.6% (18,108) 4,350 -24.0% (13,758) (18,108) 4,350 -24.0% 21,454 19,286 8,413 79,721 17,939 18,108 17,177 4,743 74,642 13,758 1.9 1.7 0.5 7.3 1.3 -1.0 -0.6 -0.2 0.2 0.6 1.0 1.4 1.8 2.2 2.6 3.0 3.4 3.8 4.2 4.6 5.0 5.4 5.8 6.2 6.6 7.0 7.4 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Provision from loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 244,449 238,188 233,634 232,942 236,155 237,552 223,466 250,161 247,507 31,397 27,468 244,449 238,188 233,634 232,942 236,155 237,552 223,466 281,558 274,975 5.68 5.43 5.34 5.37 5.59 5.43 5.12 6.64 6.56 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 4.4 4.5 4.5 4.6 4.6 4.7 4.7 4.8 4.8 4.9 4.9 5.0 5.0 5.1 5.1 5.2 5.2 5.3 5.3 5.4 5.4 5.5 5.5 5.6 5.6 5.7 5.7 5.8 5.8 5.9 5.9 6.0 6.0 6.1 6.1 6.2 6.2 6.3 6.3 6.4 6.4 6.5 6.5 6.6 6.6 6.7 6.7 6.8 6.8 6.9 6.9 7.0 7.0 7.1 7.1 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Total provisions Allowances for loan losses / Loan portfolio (%)

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans

Ch$ million


473,725
477,998
484,063
653,665
671,186
579,262
502,007
503,882
567,798
136,987
142,316
152,567
175,455
180,713
176,678
150,684
153,779
152,222
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Colombia

Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021.

The portfolio of credits 90 days overdue decreased 1.01% in the first quarter of 2021 compared to the previous quarter, mainly due to a decrease in NPLs for consumer and mortgage loans.

When compared to the first quarter of 2020, the portfolio of credits 90 days overdue decreased 25.9% mainly driven by a decrease in NPLs of commercial loans 90 days overdue related to a specific wholesale client.

NPL Ratio (%) | over 90 days


3.15
3.23
3.47
4.17
4.16
4.01
3.50
3.71
3.58
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Colombia

The NPL ratio of credits 90 days overdue decreased 0.13 percentage points in the first quarter of 2021 when compared to the previous quarter, and reached 3.58% by the end of March 31, 2021.

When compared to the same period of 2020, the ratio decreased 0.58 percentage points.

NPL Ratio (%) by Segments | over 90 days


4.27%
4.31%
4.35%
4.64%
4.67%
4.61%
4.23%
4.08%
4.21%
3.27%
3.39%
3.67%
4.64%
4.59%
4.54%
3.88%
3.27%
3.15%
3.23%
3.47%
4.17%
4.16%
4.01%
3.50%
3.71%
3.58%
1.94%
1.89%
2.02%
2.02%
2.05%
1.05%
1.33%
2.13%
1.53%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
Commercial
Mortgage
Consumer
Total

In March 31, 2021, the total NPL ratio over 90 days decreased 0.13 percentage points when compared to the previous quarter, mainly driven by a decrease in consumer and mortgage loans NPLs.

Total NPL ratio over 90 days decreased from 4.16% to 3.58% on a 12-month comparison, mainly driven by a decrease in consumer and mortgage loans.

Coverage Ratio (%) | 90 days


178
167
153
133
131
134
148
163
163
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Colombia

As of March 31, 2021, the 90-day coverage ratio reached 163%, a decrease of 0.08 percentage points when compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio increased 31.9 percentage points.

Itaú Corpbanca 36

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 37 In the first quarter of 2021, NPL Creation reached Ch$15.3 billion, a 17.2% decrease compared to the previous quarter. NPL Creation In this quarter, income from recovery of loans written-off as losses decreased Ch$0.90 billion, or 17.7% from the previous quarter. When compared to the same quarter in 2020, the income from recovery of loans written-off as losses increased by Ch$0.83 billion or 24.9%. In the first quarter of 2021, total NPL Creation coverage reached 117%, a decrease of 73 percentage points when compared to the previous quarter, mainly driven by lower provision for loan losses. When compared to the first quarter of 2020, the NPL creation coverage in- creased 17 percentage points. Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021. Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021. Ch$ billion * Loan portfolio average balance of the two previous quarters. Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021. In the first quarter of 2021, the loan portfolio write-off totaled Ch$16.8 billion, a 9.6% increase when compared to the previous quarter, mainly due to higher write-offs in commercial and consumer portfolios. The ratio of written-off opera- tions to loan portfolio average balance reached 1.57%, a 0.09 percentage points increase when compared to the fourth quarter of 2020 and a 4 basis points increase on a 12-month comparison. 3,346 2,109 3,670 5,080 4,181 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Ch$ million Recovery of Loans Written-off as Losses NPL Creation Coverage Loan Portfolio Write-Off 101 102 101 432 117 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Colombia (%) 18.2 21.9 20.2 23.8 16.0 22.9 34.3 15.4 16.8 1.69 1.99 1.85 2.24 1.53 2.10 3.12 1.48 1.57 -0.50 -0.40 -0.30 -0.20 -0.10 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 3.40 3.50 3.60 3.70 3.80 3.90 4.00 4.10 4.20 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%) 23.3 27.3 30.5 46.7 21.3 18.9 8.3 18.5 15.3 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Colombia Note: The ratio NPL Creation and Provision for Loan Losses in constant currency.

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 38 Personnel Expenses Administrative Expenses Depreciation and Amortization Depreciation Amortization and impairment expenses totaled Ch$2.5 billion in the first quarter of 2021, a 16.5% decrease when compared to the fourth quarter of 2020. When compared to the first quarter of 2020, there was a 7.1% decrease. Non-interest Expenses • Non-interest Expenses amounted Ch$41.4 billion in the quarter, a 6.9% decrease when compared to the fourth quarter of 2020 and 2.8% increase when compared to the first quarter of 2020. Highlights Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange r ate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1962 per COP as of March 31, 2021. Personnel Expenses reached Ch$21.9 billion in the first quarter of 2021, a 13.8% increase when compared to the previous quarter and an increase of 8.6% on a 12-month comparison, mainly due to higher provisions for sever- ance expenses. This was partially offset by lower expenses due to the reduction in headcount. Headcount The total number of employees including Itaú (Panama) was 3,067 at the end of the first quarter of 2021, compared to 3,098 in the fourth quarter of 2020 and 3,309 at the end of the first quarter of 2020, a 7.3% reduction in headcount for the 12-month period ended in March 31, 2021. 3,067 Headcount in Colombia and Panamá at the end of the 1Q21 - 1.0% (1Q21/4Q20) - 7.3% (1Q21/1Q20) Administrative Expenses amounted Ch$17.0 billion in the first quarter of 2021, a 23.5% decrease when compared to the previous quarter. In Ch$ million 1Q21 4Q20 change 1Q20 change 3M21 3M20 change Personnel Expenses (21,896) (19,242) (2,655) 13.8% (20,160) (1,736) 8.6% (21,896) (20,160) (1,736) 8.6% Administrative Expenses (16,988) (22,202) 5,214 -23.5% (17,425) 437 -2.5% (16,988) (17,425) 437 -2.5% Personnel and Administrative Expenses (38,884) (41,443) 2,559 -6.2% (37,585) (1,299) 3.5% (38,884) (37,585) (1,299) 3.5% Depreciation Amortization and Impairment (2,481) (2,971) 490 -16.5% (2,670) 189 -7.1% (2,481) (2,670) 189 -7.1% Total Non-interest Expenses (41,365) (44,414) 3,049 -6.9% (40,255) (1,110) 2.8% (41,365) (40,255) (1,110) 2.8% 3,485 3,430 3,417 3,327 3,309 3,297 3,115 3,098 3,067 -0.3% -1.6% -0.4% -2.6% -0.5% -0.4% -5.5% -0.5% -1.0% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 4,300 4,500 4,700 4,900 mar-19 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 Colombia Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 39 Efficiency Ratio In the first quarter of 2021, our efficiency ratio reached 56.5%, a decrease of 12.4 percentage points when compared to the fourth quarter of 2020. This is mainly due to higher Operating Revenues and lower Non-interest Expense. When compared to the first quarter of 2020, the efficiency ratio decreased 2.9 percentage points. This was primarily due to higher Operating Revenues. Risk-Adjusted Efficiency Ratio1 The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 75.2% in the first quarter of 2021, a 107 percentage points decrease when compared to the previous quarter mainly due to lower Cost of Credit in the period. When compared to the first quarter of 2020, the risk-adjusted efficiency ratio decreased by 10.2 percentage points primarily due to lower Cost of Credit and higher Operating Revenues. We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes Cost of Credit. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1962 per COP as of March 31, 2021. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commissions and Fees = Risk-Adjusted Efficiency Ratio 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. As of March 31, 2021, we had 109 branches in both Colombia and Pana- ma under the brand “Itaú”, 2 branches or 1.8% less compared to the previous quarter. Distribution Network Branches | Colombia and Panama 172 169 170 147 142 142 125 125 125 -1.1% -1.7% 0.6% -13.5% -3.4% 0.0% -12.0% 0.0% 0.0% -30% -25% -20% -15% -10% -5% 0% 5% 100 150 200 mar-19 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 Colombia Δ% ATMs Colombia QoQ By the end of the first quarter of 2021, the number of ATMs totaled 125 in Colombia, the same quantity compared to the fourth quarter of 2020. This is connected to the footprint optimization implemented in the previous quarters. However, our customers continued to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. 161 157 153 127 128 127 111 111 109 0.0% -2.5% -2.5% -17.0% 0.8% -0.8% -12.6% 0.0% -1.8% -35% -30% -25% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 mar-19 jun-19 sept-19 dec-19 mar-20 jun-20 sept-20 dec-20 mar-21 Colombia Δ% Branches Colombia QoQ 59.4% 62.7% 62.6% 68.9% 56.5% 85.4% 88.1% 69.7% 182.2% 75.2% 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 Efficiency ratio Risk Adjusted Efficiency ratio

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- Excluding the effect of the foreign exchange variation, at the end of the first quarter of 2021, the Colombian portfolio increased 2.6% and reached Ch$4.25 trillion when compared to the previous quarter and decreased 2.1% compared to the first quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q21	4Q20	change	1Q20	change
Wholesale lending	**2,843,979**	**2,801,563**	**1.5%**	**3,026,433**	**-6.0%**
Commercial loans	2,430,601	2,380,816	2.1%	2,598,681	-6.5%
Current account overdrafts	3,165	3,159	0.2%	10,913	-71.0%
Leasing and factoring	404,685	403,574	0.3%	409,146	-1.1%
Other loans and receivables	5,528	14,014	-60.6%	7,694	-28.1%
Retail lending	**1,404,462**	**1,339,023**	**4.9%**	**1,314,780**	**6.8%**
Residential Mortgage loans	**629,668**	**596,600**	**5.5%**	**571,723**	**10.1%**
Housing leasing	287,406	290,450	-1.0%	288,566	-0.4%
Other mortgage loans	342,262	306,150	11.8%	283,157	20.9%
Consumer loans	**774,794**	**742,423**	**4.4%**	**743,056**	**4.3%**
Consumer loans	627,046	597,020	5.0%	593,286	5.7%
Current account overdrafts	1,406	1,265	11.1%	2,001	-29.7%
Credit card debtors	114,695	111,674	2.7%	107,489	6.7%
Leasing consumer	738	1,005	-26.5%	1,883	-60.8%
Other loans and receivables	30,909	31,459	-1.7%	38,398	-19.5%
TOTAL LOANS	**4,248,441**	**4,140,586**	**2.6%**	**4,341,213**	**-2.1%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.1962 per COP as of March 31, 2021.

The wholesale loan portfolio increased 1.5% in the first quarter of 2021, totaling Ch$2.84 trillion.

Our retail loan portfolio reached Ch$1.40 trillion at the end of the first quarter of 2021, an increase of 4.9% compared to the previous quarter.

Residential mortgage loans reached Ch$629.7 billion at the end of the first quarter of 2021, an increase of 5.5% compared to the previous quarter and an increase of 10.1% compared to March 31, 2020.

Colombia was reopened for most of the quarter with positive recovery signs. Nevertheless, aiming to avoid an overwhelming third wave of the pandemic, new mobility restrictions and nightly curfews were reimposed in municipalities with high ICU occupancy rates in late March. During the quarter, Colombia revised its fiscal deficit target upward for this year, as spending to soften the effects of the pandemic continues while additional investment to improve the recovery unfolds. In review of this year's financial plan, a fiscal-deficit target for the Central National Government of 8.6% of GDP was established. The increased fiscal deficit this year would result in a further debt rise.

The approval of a structural tax reform is a key prerequisite for credit rating agencies to maintain Colombia's investment grade rating, as a failure to implement a credible fiscal-consolidation plan would leave the country with a weaker fiscal profile relative to its peers. By the close of 1Q21, the Central Bank board voted unanimously to hold the policy rate at 1.75% as members balanced opposing risks. Some board members emphasized the adverse effects on economic activity that would result from a third wave of the pandemic, an eventuality that, if it materializes, would likely necessitate additional monetary stimulus. On the other hand, some board members highlighted as a risk a greater and faster tightening of external financial conditions due to the expansionary fiscal policy in the United States, a process that would be particularly relevant for Colombia in the event that the fiscal adjustment being pursued by the government is not approved in Congress. Overall, a somewhat more upbeat outlook supported the board's position to keep rates stable in the near term.

Itaú Corpbanca 40

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	1Q21	4Q20	change	1Q20	change
Cash and deposits in banks	3,291,402	3,089,072	6.5%	1,898,476	73.4%
Cash items in process of collection	434,518	173,192	150.9%	475,006	-8.5%
Trading investments	439,171	580,369	-24.3%	311,772	40.9%
Investments under resale agreements	68,731	105,580	-34.9%	101,158	-32.1%
Financial derivatives contracts	2,814,421	3,982,803	-29.3%	5,466,878	-48.5%
Interbank loans, net	15,800	7,115	122.1%	49,731	-68.2%
Loans and accounts receivable from customers, net of loan loss allowances	21,813,095	21,685,269	0.6%	22,815,417	-4.4%
Available-for-sale investments	2,804,647	3,964,720	-29.3%	3,763,948	-25.5%
Held-to-maturity investments	100,338	111,643	-10.1%	152,168	-34.1%
Investments in associates and other companies	11,966	11,983	-0.1%	15,604	-23.3%
Intangible assets[1]	709,597	718,683	-1.3%	1,576,307	-55.0%
Property, plan and equipment	214,411	226,623	-5.4%	253,327	-15.4%
Current taxes	77,755	64,699	20.2%	61,212	27.0%
Deferred taxes	303,519	314,112	-3.4%	198,243	53.1%
Other assets	515,484	602,769	-14.5%	1,276,958	-59.6%
Total Assets	**33,614,855**	**35,638,632**	**-5.7%**	**38,416,205**	**-12.5%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the first quarter of 2021, our assets totaled Ch$33.6 trillion, a decrease of Ch$2,024 billion or 5.7% from previous quarter, as presented below:



Ch$ billion
(1,313)
128
105
261
(37)
(1,168)
(2,024)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-21 - Dec-20

Compared to the previous year, total assets decreased by Ch$4,801 billion or 12.5%. The main changes are presented below:



Ch$ billion
(884)
(1,002)
(190)
(40)
(32)
(2,652)
(4,801)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-21 - Mar-20

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.
** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

March 31, 2021

Ch$ 33.6 trillion

▼ **- 5.7%** (Mar-21 vs. Dec-20)
▼ **- 12.5%** (Mar-21 vs. Mar-20)



0.2%
1.9%
2.1%
8.4%
9.9%
9.8%
67.6%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 28.1 trillion
▼ **- 5.1%** (Mar-21 vs. Dec-20)
▼ **- 11.3%** (Mar-21 vs. Mar-20)

Ch$ 5.5 trillion
▼ **- 8.5%** (Mar-21 vs. Dec-20)
▼ **- 17.9%** (Mar-21 vs. Mar-20)



Ch$ billion
29,557
22%
78%
31,163
21%
79%
32,477
19%
81%
33,740
19%
81%
38,416
18%
82%
38,969
17%
83%
36,732
17%
83%
35,639
17%
83%
33,615
16%
84%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Chile
Colombia
Total

Itaú Corpbanca

41

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	1Q21	4Q20	change	1Q20	change
Deposits and other demand liabilities	6,121,358	6,197,406	-1.2%	5,267,262	16.2%
Cash items in process of being cleared	397,802	154,232	157.9%	494,788	-19.6%
Obligations sold under repurchase agreements	344,587	638,851	-46.1%	658,196	-47.6%
Time deposits and other time liabilities	10,534,033	11,433,064	-7.9%	12,708,280	-17.1%
Financial derivatives contracts	2,534,562	3,673,591	-31.0%	5,181,904	-51.1%
Interbank borrowings	3,894,846	3,798,978	2.5%	2,942,051	32.4%
Issued debt instruments	6,266,274	6,204,856	1.0%	6,556,820	-4.4%
Other financial liabilities	23,393	13,123	78.3%	8,642	170.7%
Current taxes	1,617	1766	-8.4%	30,666	-94.7%
Deferred taxes	120	237	-49.4%	433	-72.3%
Provisions	278,681	282,283	-1.3%	138,586	101.1%
Other liabilities[1]	827,939	851,919	-2.8%	1,095,604	-24.4%
Total Liabilities	**31,225,212**	33,250,306	**-6.1%**	**35,083,232**	**-11.0%**
Attributable to Shareholders	**2,320,111**	2,315,411	**0.2%**	**3,246,016**	**-28.5%**
Non-controlling interest	69,532	72,915	-4.6%	86,957	-20.0%
Total Equity and Liabilities	**33,614,855**	**35,638,632**	**-5.7%**	**38,416,205**	**-12.5%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the first quarter of 2021, compared to the previous quarter, are presented in the chart below:



Ch$ billion
(899)
(76)
(294)
61
(1,139)
323
(2,024)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Mar-21 - Dec-20

Compared to the previous year, the main changes in liabilities are highlighted as follows:



Ch$ billion
(2,174)
854
(314)
(291)
(2,647)
(230)
(4,801)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Mar-21 - Mar-20

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca 42

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | March 31, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	3,291,402	3,049,334	2,388,890	-	660,444	242,068
Cash items in process of collection	434,518	431,516	236,805	-	194,711	3,002
Trading investments	439,171	199,389	199,389	-	-	239,782
Investments under resale agreements	68,731	63,842	63,842	-	-	4,889
Financial derivatives contracts	2,814,421	2,707,502	1,848,569	297,940	560,993	106,919
Interbank loans, net	15,800	7,206	-	-	7,206	8,594
Loans and accounts receivable from customers, net of loan loss allowances	21,813,095	17,812,161	5,950,254	9,032,955	2,828,952	4,000,934
Available-for-sale investments	2,804,647	2,217,219	1,289,589	793,191	134,439	587,428
Held-to-maturity investments	100,338	-	-	-	-	100,338
Investments in associates other companies	11,966	8,368	8,368	-	-	3,598
Intangible assets	709,597	675,729	675,589	-	140	33,868
Property, plant and equipment	214,411	167,023	159,792	-	7,231	47,388
Current taxes	77,755	55,821	53,914	-	1,907	21,934
Deferred taxes	303,519	252,942	234,847	-	18,095	50,577
Other assets	515,484	445,992	176,588	5,247	264,157	69,492
Total Assets	**33,614,855**	**28,094,044**	**13,286,436**	**10,129,333**	**4,678,275**	**5,520,811**

Liabilities | March 31, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	6,121,358	3,987,653	3,278,630	15,949	693,074	2,133,705
Cash items in process of being cleared	397,802	397,773	215,342	-	182,431	29
Obligations sold under repurchase agreements	344,587	242,216	242,216	-	-	102,371
Time deposits and other time liabilities	10,534,033	9,178,661	7,281,576	409,774	1,487,311	1,355,372
Financial derivatives contracts	2,534,562	2,442,950	1,534,158	344,923	563,869	91,612
Interbank borrowings	3,894,846	3,492,490	2,407,366	-	1,085,124	402,356
Issued debt instruments	6,266,274	5,568,530	745,590	4,822,940	-	697,744
Other financial liabilities	23,393	23,393	23,393	-	-	-
Current taxes	1,617	734	734	-	-	883
Deferred taxes	120	16	16	-	-	104
Provisions	278,681	177,557	176,336	-	1,221	101,124
Other liabilities	827,939	723,738	246,752	317,587	159,399	104,201
Total Liabilities	**31,225,212**	**26,235,711**	**16,152,109**	**5,911,173**	**4,172,429**	**4,989,501**
Capital	1,862,826	1,785,061	1,785,061	-	-	77,765
Reserves	470,873	(221,521)	(221,521)	-	-	692,394
Valuation adjustment	(76,743)	(84,484)	(84,484)	-	-	7,741
Retained Earnings:	**63,155**	**310,649**	**129,847**	**79,597**	**101,205**	**(247,494)**
Retained earnings or prior years	-	253,164	253,164	-	-	(253,164)
Income for the period	90,222	79,014	(101,788)	79,597	101,205	11,208
Minus: Provision for mandatory dividend	(27,067)	(21,529)	(21,529)	-	-	(5,538)
Equity attributable to shareholders	**2,320,111**	1,789,705	1,608,903	79,597	101,205	530,406
Non-controlling interest	69,532	68,628	68,628	-	-	904
Total Equity	**2,389,643**	**1,858,333**	**1,677,531**	**79,597**	**101,205**	**531,310**
Total Liabilities and Equity	**33,614,855**	**28,094,044**	**17,829,640**	**5,990,770**	**4,273,634**	**5,520,811**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca

43

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the first quarter of 2021, our total credit portfolio reached Ch$22.7 trillion, increasing 0.6% from the previous quarter and a decrease of 3.8% from the same period of the previous year. The increase was mainly driven by a higher performance in the Chilean wholesale and retail portfolio in the quarter.
- In constant currency, total loans in Colombia increased 2.6% in the first quarter of 2021 and decreased 2.1% in the 12-month period ended March 31, 2021. The increase in the first quarter of 2021 was mainly driven by the retail segment with a 4.9% increase (see details on page 42). Considering the 5.6% depreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia has decreased 3.1% in the first quarter and 8.8% in the 12-month period ended March 31, 2021.

In Ch$ million, end of period	1Q21	4Q20	change	1Q20	change
Wholesale lending	**14,820,113**	**14,827,894**	**-0.1%**	**15,907,157**	**-6.8%**
Chile	**11,976,134**	**11,861,157**	**1.0%**	**12,659,108**	**-5.4%**
Commercial loans	10,451,819	10,342,189	1.1%	10,508,863	-0.5%
Foreign trade loans	868,404	849,499	2.2%	1,396,255	-37.8%
Leasing and Factoring	655,911	669,469	-2.0%	753,990	-13.0%
Colombia	**2,843,979**	**2,966,737**	**-4.1%**	**3,248,049**	**-12.4%**
Commercial loans	2,439,294	2,539,369	-3.9%	2,808,943	-13.2%
Leasing and Factoring	404,685	427,368	-5.3%	439,106	-7.8%
Retail lending	**7,896,460**	**7,761,177**	**1.7%**	**7,712,424**	**2.4%**
Chile	**6,491,998**	**6,343,208**	**2.3%**	**6,301,367**	**3.0%**
Consumer loans	1,696,553	1,707,058	-0.6%	1,879,158	-9.7%
Residential mortgage loans	4,795,445	4,636,150	3.4%	4,422,209	8.4%
Colombia	**1,404,462**	**1,417,969**	**-1.0%**	**1,411,057**	**-0.5%**
Consumer loans	774,794	786,195	-1.5%	797,468	-2.8%
Residential mortgage loans	629,668	631,774	-0.3%	613,589	2.6%
TOTAL LOANS	**22,716,573**	**22,589,071**	**0.6%**	**23,619,581**	**-3.8%**
Chile	**18,468,132**	**18,204,365**	**1.4%**	**18,960,475**	**-2.6%**
Colombia	**4,248,441**	**4,384,706**	**-3.1%**	**4,659,106**	**-8.8%**


Loan Portfolio - Breakdown
Mortgage 15%
Consumer 18%
Commercial 67%
Colombia 19%
Chile 81%
Mortgage 21%
Consumer 7%
Commercial 53%

Credit Portfolio - Currency Breakdown

Ch$ billion


Mar-21 6,579 9,033 7,105 22,717
Dec-20 6,464 8,959 7,166 22,589
Sep-20 6,620 8,995 7,787 23,402
Jun-20 6,765 8,979 8,545 24,289
Mar-20 6,269 8,819 8,531 23,620
Dec-19 6,219 8,749 8,186 23,154
Sep-19 6,101 8,578 7,821 22,499
Jun-19 6,049 8,302 7,707 22,058
Mar-19 5,993 8,016 7,639 21,649
Ch$ UF FX

As of March 31, 2021, Ch$7,105 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 0.85% in this quarter and represents approximately 31% of our total foreign currency loans. In the first quarter of 2021, the U.S. dollar variation was 1.3% or approximately Ch$9 per dollar.

Itaú Corpbanca 44

Itaú Corpbanca Balance Sheet Management Discussion & Analysis 45 By the end of the first quarter of 2021, our total consolidated NPL ratio for operations 90 days overdue reached 2.50%, an increase of 0.27 percentage points from the previous quarter and when compared to the same period of 2020, a 0.34 percentage points decrease. The NPL ratio for commercial loans increased from 2.57% to 3.06% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.76%, a 0.57 percentage points increase when compared to the first quarter of 2020. For consumer loans, the NPL ratio decreased 0.13 percentage points and mortgage loans decreased 0.13 percentage points in the quarter, reaching 1.68% and 1.33% respectively. NPL Ratio (90 days overdue) by segment The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. Tangible Equity Breakdown 1Q21Average Balance (Ch$ billion) 2.25% 2.28% 2.23% 3.17% 3.19% 2.55% 2.46% 2.57% 3.06% 1.93% 1.93% 1.90% 2.80% 2.81% 2.17% 2.16% 2.19% 2.76% 2.12% 2.03% 1.96% 2.11% 2.02% 1.97% 1.61% 1.46% 1.33% 1.97% 1.77% 2.02% 2.16% 2.34% 2.14% 1.26% 1.81% 1.68% 2.19% 2.17% 2.15% 2.82% 2.84% 2.38% 2.15% 2.23% 2.50% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 Commercial Comm. ex-Students loans Mortgage Consumer Total All other Assets: Ch$ 34,021 Ch$ 28,212 Ch $ 5,809 All other Liabilities: Ch$ 32,177 Ch$ 26,890 Ch$ 5,288 Asociado a Intangibles PPA: Ch$ 40 Minority Interest ex GW and PPA Intangibles: Ch$ 72 Assets: 34,597 Liabilities: 32,200 Minority Interest: 72 Managerial Tang. Equity: Ch$ 1,772 Ch$ 1,322 Ch$ 450 Shareholders’ Equity: 2,326 Managerial Tang. Equity: Recurring Results: Recurring RoTE: Ch$ 1,772 Ch$ 1,322 Ch$ 450 Ch$ 95,1 Ch$ 84,0 Ch$ 11,2 ÷ ÷ ÷ 21.5% 25.4% 9.9% = = = Goodwill: Ch$ 493 Ch$ 268 Ch$ 225 Intangibles from PPA: Ch$ 84 Ch$ 84 Ch$ - Deferred taxes asociated with intangibles from PPA: Ch$ 22 Ch$ 22 Ch$ - Asociated w/ PPA Intang.: Ch$ - GW and PPA Intangibles: Ch$ 554 Ch$ 329 Ch$ 225

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding amounted to Ch$27.2 trillion by the end of the first quarter of 2021, a 3.9% decrease compared to the previous quarter and a 3.4% decrease compared with the same period of 2020. The quarter-over-quarter change was due to: (i) time deposits decrease (-7.9%), partly offset by bond issuances (1.3%) and interbank borrowing, mainly from the Central Bank (2.5%). Year-over-year, deposits and bonds have decreased by 17.1% and 5.0% and, on other hand, demand deposits and interbank borrowings have expanded 16.2% and 32.4%, respectively.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. In this context, long-term funding needs during 2021 were mostly obtained from bond issuances. These amounted to UF 5.0 million (Ch$146,974 million) in the 1Q 2021.
- Our strategy in terms of bond issuances is to seek longer maturity tenors and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have maintain below 10bp benefiting our the cost of funds. In 2021, as of the date of this report, we have issued bonds for UF 5.5 million (equivalent to Ch$161,671 million or US$221 million).

In Ch$ million, end of period	1Q21	4Q20	change		1Q20	change	
Funding from Clients (A)	**16,999,978**	**18,269,321**	**-1,269,343**	**-6.9%**	**18,633,738**	**-1,633,760**	**-8.8%**
Deposits and other demand liabilities	6,121,358	6,197,406	-76,048	-1.2%	5,267,262	854,096	16.2%
Time deposits and saving accounts	10,534,033	11,433,064	-899,031	-7.9%	12,708,280	-2,174,247	-17.1%
Investments sold under repurchase agreements	344,587	638,851	-294,264	-46.1%	658,196	-313,609	-47.6%
Other Funding (B)	**10,184,513**	**10,016,957**	**167,556**	**1.7%**	**9,507,513**	**677,000**	**7.1%**
Letters of credit	28,683	30,846	-2,163	-7.0%	38,209	-9,526	-24.9%
Bonds	5,157,982	5,092,979	65,003	1.3%	5,428,082	-270,100	-5.0%
Subordinated bonds	1,079,609	1,081,031	-1,422	-0.1%	1,090,529	-10,920	-1.0%
Interbank borrowings	3,894,846	3,798,978	95,868	2.5%	2,942,051	952,795	32.4%
Other financial liabilities	23,393	13,123	10,270	78.3%	8,642	14,751	170.7%
Total Funding (A) + (B)	**27,184,491**	**28,286,278**	**-1,101,787**	**-3.9%**	**28,141,251**	**-956,760**	**-3.4%**

Loans and Funding

The ratio between (i) the loan portfolio and the funds raised from clients and other funding reached 83.6% in the first quarter of 2021:


83.9%
81.0%
81.6%
79.9%
83.6%
28.1
23.6
30.0
24.3
28.7
23.4
28.3
22.6
27.2
22.7
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

Itaú Corpbanca

46

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	1Q21	4Q20
High Quality Liquid Assets	4,133,668	3,763,178
Net Potential Cash Outflows	2,303,185	1,930,007
LCR (%)	179.5%	195.0%

In Ch$ million	1Q21	4Q20
High Quality Liquid Assets	915,880	975,804
Net Potential Cash Outflows	784,984	765,468
LCR (%)	116.7%	127.5%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1962 per COP as of March 31, 2021.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	1Q21	4Q20
Available Stable Funding	16,535,204	16,696,101
Required Stable Funding	15,901,821	16,140,402
NSFR (%)	104.0%	103.4%

In Ch$ million	1Q21	4Q20
Available Stable Funding	3,377,643	3,410,321
Required Stable Funding	3,503,960	3,663,176
NSFR (%)	96.4%	93.1%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1962 per COP as of March 31, 2021.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú Corpbanca 47

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the first quarter of 2021, our regulatory capital ratio reached 13.24%, a decrease of 32 basis points when compared to the fourth quarter of 2020.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* (CMF) which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments and exclusions are expected to be applied progressively during a 5-year term, without discounts in 2021 and with progressive increases at a ratio of 25% per year during subsequent years until reaching 100% on December 1, 2025.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	1Q21	4Q20
Core capital [1]	**2,320,111**	**2,315,411**
(-) Goodwill	(492,512)	(492,512)
(+) Subordinated debt	981,343	1,010,999
(+) Additional provisions	105,679	137,848
(+) Minority interest	69,531	72,915
= Regulatory capital (Core capital + Tier II capital)	**2,984,152**	**3,044,661**
Risk-Weighted assets (RWA)	**22,542,346**	**22,446,552**
Ratios (%): **BIS (Regulatory capital / Risk-weighted assets)** [2]	**13.24%**	**13.56%**
Ratios (%): Core capital ratio [1] (ex-goodwill)	8.11%	8.12%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the 1Q21

The BIS ratio decreased 32 basis point, from 13.56% to 13.24%, mainly due to a decrease in computable subordinated debt from Itaú Corpbanca Colombia and to the reassignment of additional provisions. This was partially offset by the results of the period and its effect on core capital.


2 bp
-13 bp
-6 bp
-16 bp
13.56%
13.24%
4Q20
Core Capital (1)
Subordinated Bonds
RWA
Other
1Q21

Itaú Corpbanca 48

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis | Our Shares

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.4 trillion | **US$2.0** billion

Sell-side ratings

1 Buy	7 Hold	2 Sell

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended March 31, 2021 (US$ million)


2.08
0.26
2.34
Santiago
NY
Total

Corporate Structure Chart

As of March 31, 2021, our shareholders structure was as follows:


Itaú Unibanco
39.22%
Saieh Family[1]
27.16%
IFC
3.32%
Others
30.30%
Itaú Corpbanca
512,406,760,091 (# total shares)

1– Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody


Others
Free Float
Others
2.63%
Sec. Brokerage
15.06%
Local
Inst. Investors
5.38%
154 bn
(# shares)
7.32%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 03/31/2021	2.76	5.86
Maximum price in the quarter	2.93	6.14
Average Price in the quarter	2.61	5.44
Minimum price in the quarter	2.39	4.95
Closing Price at 12/31/2020	2.39	4.95
Closing Price at 03/31/2020	2.22	3.99
Change in 1Q'21	15.48%	18.38%
Change in LTM	24.38%	46.87%
Average daily trading volume LTM (million)	1,496.46	0.26
Average daily trading volume in 1Q'21 (million)	1,140.52	0.25

Shareholder Base and Ratios	1Q21	4Q20	1Q20
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.19	-0.24	0.07
Accounting Diluted Earnings per share in the quarter (Ch$)	0.18	-0.37	0.05
Recurring Diluted Earnings per ADR in the quarter (US$)	0.39	-0.51	0.12
Accounting Diluted Earnings per ADR in the quarter (US$)	0.37	-0.78	0.09
Book value per share in the quarter (Ch$)	4.53	4.52	6.33
Price* / Earnings (P/E)	3.92	-1.62	10.48
Price*/ Tangible Book Value (P/B)	0.61	0.53	0.35

* Closing price on the last trading day of each period.

Dividends

The dividend policy approved by or shareholders in March 2017 in the annual shareholders meeting is to distribute a final dividend of **100% of the annual net income net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** (ShA) whose terms are part of the "Transaction Agreement" executed on January 29, 2014. In accordance with the ShA, at our ordinary shareholders' meeting held on March 18, 2020, our shareholders approved a dividend payout ratio of 100% of 2019 net income. As a result, in 2020, we paid an annual dividend of Ch$0.2479770771/share, equivalent to a dividend yield of 7.8%. In addition, as for the year end as of December 31, 2020 we reported a net a loss of Ch$925,479 million, **no dividends could be distributed at our ordinary shareholder's meeting held on March 18, 2021** in accordance with the provisions set forth in article 78 of Law No. 18,046. Dividends can be paid exclusively from the net income for the year, after absorbing accumulated losses, if any.

For purposes of capital requirements, annual dividends are provisioned at 30%. The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)[1]	% Distributed	Dividend per Share (Ch$)
2016	**2017**	2,059	30%	0.001205475
2017	**2018**	57,447	40%	0.044844689
2018	**2019**	172,047	30%	0.100728627
2019	**2020**	127,065	100%	0.2479770771
2020	**2021**	(925,479)	0%	0.0000000000

1- Net Income Attributable to Shareholders (Accounting)

Itaú Corpbanca 51

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Senior unsecured bonds	BBB
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú Corpbanca 52

Itaú Corpbanca Executive Summary Management Discussion & Analysis 53

Itaú Corpbanca Executive Summary Management Discussion & Analysis 54 (This page was intentionally left blank)

Itaú Corpbanca 55 CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate- rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma- nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl